December 2, 2009

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:	Mr. Jeffrey P. Riedler
Mr. Scot Foley

Re:	ARYx Therapeutics, Inc. (the “Company”)
Amendment No. 1 to Registration Statement
Registration File No. 333-163238

Ladies and Gentlemen:

We are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-163238 (the “Registration Statement”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version of the Amendment that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 20, 2009, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”).

The Amendment is being filed in response to the comment received from the Staff, by letter dated November 24, 2009 (the “Comment Letter”), with respect to the Registration Statement. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment, which, for the Staff’s convenience, has been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Information Incorporated by Reference, page 40

1.             We note that your registration statement attempts to incorporate by reference all reports and other documents subsequently filed by you after the date of your prospectus and before the termination of your offering and any documents filed after the date of your registration statement and before the date of its effectiveness.  Please be advised that Form S-1 does not provide for the incorporation by reference of any periodic reports filed subsequent to the filing of the registration statement.  We refer you to Item 12 of Form S-1.  Please remove this language from your registration statement.

The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on page 40 of the Amendment and the related undertaking in Part II, Item 17 of the Amendment.

As directed in the Comment Letter, the Company is acknowledging that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (650) 585-2200 or James F. Fulton at (650) 843-5103 of Cooley Godward Kronish LLP, the Company’s legal counsel, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Paul Goddard, Ph.D.
Paul Goddard, Ph.D.
Chief Executive Officer and Chairman of the Board

cc:	John Varian, ARYx Therapeutics, Inc.
David Nagler, ARYx Therapeutics, Inc.
James F. Fulton, Jr., Esq., Cooley Godward Kronish LLP